EXHIBIT 99.1

Tencent Music Entertainment Group Announces Second Quarter 2022 Unaudited Financial Results

SHENZHEN, China, August 15, 2022 /PRNewswire/ --Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Financial and Operational Highlights

In the three months ended June 30, 2022:

•	Net profit of the Company was RMB892 million (US$133 million). Non-IFRS net profit of the Company[1] was RMB1.07 billion (US$159 million), representing an 8.3% decrease year-over-year and a 13.4% increase on a sequential basis.

•	Total revenues were RMB6.91 billion (US$1.03 billion), representing a 13.8% year-over-year decrease and a 3.9% increase on a sequential basis.

•	Revenues from music subscriptions were RMB2.11 billion (US$315 million), representing an increase of 17.6% year-over-year. Paying users reached 82.7 million, increasing by 24.9% year-over-year. On a sequential basis, the number of online music paying users grew by 2.5 million.

•	Net profit attributable to equity holders of the Company was RMB856 million (US$128 million) and Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.03 billion (US$154 million).

"Amidst a complex and evolving environment, macro headwinds continued to affect our total revenue growth. However, growth in subscription revenue remained resilient, increasing by 18% year-over-year in the second quarter, demonstrating our success in executing a balanced approach of driving growth in both paying users and ARPPU. Meanwhile, our cost optimization and operating efficiency enhancements continued to bear fruit, resulting in margin improvements during the quarter,” said Mr. Cussion Pang, Executive Chairman of TME. “In June 2022, we celebrated the first anniversary of launching our dual engine content-and-platform strategy, which has continued to empower our increasingly vibrant music ecosystem. Through original content production and our Tencent Musician Platform, we are not only enhancing the scale, quality and market appeal of our content, but also nurturing creators and connecting them with music lovers. We will continue to empower music creators by helping them to unlock both the cultural and commercial value embedded in music. To demonstrate our confidence in the Company’s prospects, by the end of the second quarter, we had completed over $700 million of the $1 billion share repurchase program announced last year, and plan to complete the rest of the program throughout the rest of the year.”

"Driving product and technological innovation is always our top priority. In the second quarter, we continued to upgrade the immersive music experience across our four pillars – listen, watch, sing and play – enhancing each category to provide our users with a stage to express their musical tastes and build their sense of identity on TME’s platform. Particularly, QQ Music and WeSing launched major version upgrades to bring dynamic visuals and a 3D avatar functionality, respectively, to our users," said Mr. Ross Liang, CEO of TME. "As a natural extension of music, our long-form audio continued to round out our music portfolio while further differentiating our content. We also strengthened our partnership with Tencent’s ecosystem in key areas, including content production, promotion and monetization. Furthermore, through our innovative model that combines music with public welfare, we organized a number of philanthropic events in the second quarter, employing the emotional power of music to advance our social commitment. As we move forward, we will continue to leverage our business and product innovations to grow the digital music ecosystem and support the sustained, healthy development of China’s music industry," concluded Mr. Liang.

Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics[2]

	2Q22	2Q21	YoY %
Mobile MAU - online music (million)	593	623	(4.8%)
Mobile MAU - social entertainment (million)	166	209	(20.6%)
Paying users - online music (million)	82.7	66.2	24.9%
Paying users - social entertainment (million)	7.9	11.0	(28.2%)
Monthly ARPPU - online music (RMB)	8.5	9.0	(5.6%)
Monthly ARPPU - social entertainment (RMB)	169.9	153.3	10.8%

▪	The year-over-year decline in online music mobile MAUs was primarily due to reduced marketing spending. However, subscription revenue continued to deliver robust year-over-year and quarter-over-quarter growth along with paying user growth and a sequential rebound of ARPPU, driven by expanded sales channels and paying user loyalty due to the range of high-quality content and services we provide, as well as moderated promotions.

▪	Social entertainment services MAUs sequentially improved while paying users declined year-over-year due to macro headwinds. We will continue to improve our competitiveness through ongoing product innovations and new initiatives in social entertainment, such as audio live streaming and virtual interactive product offerings.

•	Our content strategy continued to strengthen the scale, quality and appeal of our content offerings.

▪	Deepened content partnership, to enrich user experience and explore additional monetization avenues in digital music:

▪	We launched Jay Chou’s digital album “Greatest Works of Art” with copies sold exceeded 6 million by the end of July, marking another blockbuster on our platform.

▪	We entered into strategic partnerships with leading labels and artists across the Greater China region, such as Time Fengjun Entertainment (the music label for TFBOYS and Teens in Times), avex China and the talented female artist XIN Liu (Yuxin Liu), where our platform has a head start period on their latest music, customized artist merchandise or unique artist-fan interaction events.

▪	Joined hands with YH Entertainment Group to launch Artist Subscription packages for its 13 renowned artists such as Meng Meiqi and Justin Huang, providing customized audio and video content for their subscribing fans.

▪	Original content production capabilities, to systematically create, evaluate and promote music:

▪	We continued to invest in creating high-quality original content, notable examples in the second quarter included “Blessing of Three Lifetimes” by Hai Lai A Mu, which dominated major music charts and generated social media buzz comprising over 2.5 billion views and 350 million streams since its launch in May, as well as 15 chart-topping game songs we produced in collaboration with Tencent’s popular game titles and “Time to Shine,” the first Chinese theme song to appear in the NBA finals.

▪	Leveraging our proprietary AI tools and PDM predictive model technologies, we launched a smart music assistant that enables more efficient decision making at key stages of the music production process, such as demo evaluation.

▪	Tencent Musician Platform, an all-round service platform that helps indie musicians showcase their talent and passion in music:

▪	We continued to empower musicians with a wealth of online and offline promotion capabilities and monetization avenues. For example, we introduced a new service to easily mass distribute musical works globally to over 150 popular platforms, which has already brought 190,000 songs by over 10,000 musicians to overseas audiences as of the end of the second quarter.

▪	TME Live presented an array of online and offline live performances to enrich our users’ experience:

▪	In the second quarter, in addition to online live concerts for Roy Wang, among others, we presented Leslie Cheung and Jay Chou’s AI-enhanced recorded concerts online. These two huge hits accumulated over 100 million unique viewers within the Tencent ecosystem and social media buzz of 6 billion views.

▪	As we have strengthened our advertising monetization with additional avenues, we successfully attracted well-known brands such as Sprite, Beijing-Hyundai and Pepsi to sponsor a variety of customized online and offline live events recently, attracting participation by dozens of popular artists and aspiring musicians.

•	Our platform strategy embodies our commitment to continuous product innovations through our four pillars of entertainment: listen, watch, sing and play, deepening users’ recognition of and connection with our products.

▪	Listen: We added more refined features to our products for a more professional and personal music streaming experience in the second quarter. Highlighted new features include our pioneering synchronous lyrics display functionality, a premium sound feature which supports real-time sound quality enhancement, and a number of new search features to bolster music discovery efficiency.

▪	Watch: We continued to work with Weixin Video Accounts to attract a broader user base and boost our promotion capabilities for musicians. New visualization updates in the second quarter include customized dynamic images on personal playlists, our “Focus Station” featuring video elements for studying, sleeping aid and meditation listening scenarios, and a vinyl record player interface that strengthens the visual experience on our apps.

▪	Sing: WeSing launched a major version upgrade in July to offer “KK Show,” our 3D avatar functionality, which can serve as users’ identity card in the virtual world, as well as a brand-new AI-based voice synthesis singing tool. Kugou also unveiled its first AI singer in the voice of Gen Z celebrity Yang Chaoyue, enabling users to customize and synthesize songs with just one click.

▪	Play: Teaming up with Adidas Originals, TMELAND hosted China’s first virtual avatar rap concert, attracting over 7 million views, a new record in viewership for TMELAND. A total of 13 stars have settled in our VR album rooms, including singer and actress Cyndi Wang and musician Liu Shuang, who joined in the second quarter.

•	Long-form Audio: We continued to differentiate our offering with a wealth of high-quality long-form audio content, enriching popular vertical content such as sleeping aid in the second quarter. We have also been deepening our collaborations with Tencent Video to successfully promote popular audiobooks and associated IPs such as the third season of “Martial Universe” and “Who Rules the World.”

•	We are committed to fulfilling our social responsibilities. In the second quarter, we worked with Tencent to launch the Little Red Flower Charity Concert to deliver a heartwarming live concert to children with special needs. We also created environmental awareness around the marine ecosystem through a special public welfare concert for World Oceans Day in partnership with La Mer.

[1] Non-IFRS net profit and Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments and income tax effects.

[2] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2021 20-F filed on April 26, 2022. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms. Online music mobile MAUs for a given month refers to the sum of mobile MAUs of our music products, including QQ Music, Kugou Music and Kuwo Music, for that month; duplicate access of different services by the same device is not eliminated from the calculation.

Second Quarter 2022 Financial Results

Revenues

Total revenues for the second quarter of 2022 decreased by RMB1.10 billion, or 13.8%, to RMB6.91 billion (US$1.03 billion) from RMB8.01 billion in the same period of 2021.

•	Revenues from online music services for the second quarter of 2022 decreased by 2.4% to RMB2.88 billion (US$430 million) from RMB2.95 billion in the same period of 2021. Revenues from music subscriptions were RMB2.11 billion (US$315 million), representing a 17.6% growth compared to RMB1.79 billion in the second quarter of 2021, primarily due to the increase in the number of paying users by 24.9%. ARPPU decreased from RMB9.0 in the second quarter of 2021 to RMB8.5 this quarter and improved by 2.4% sequentially mainly due to the fact that we offered more promotions to attract users in the past several quarters since 2021 and we are more focused on the quality growth of our subscription revenue while maintaining a healthy ARPPU since last quarter. Revenues from advertising decreased on a year-over-year basis due to the impact from industry adjustments on splash ads and the COVID-19 pandemic in some major cities. Sublicensing revenues also decreased on a year-over-year basis due to restructuring of agreements with certain music labels.

•	Revenues from social entertainment services and others for the second quarter of 2022 decreased by 20.4% to RMB4.03 billion (US$601 million) from RMB5.06 billion in the same period of 2021. On a year-over-year basis, ARPPU increased by 10.8% in the second quarter of 2022, while paying users of social entertainment services decreased by 28.2%. The decrease was mainly due to the impact of evolving macro environment and increased competition from other platforms.

Cost of Revenues

Cost of revenues for the second quarter of 2022 decreased by 13.1% to RMB4.84 billion (US$723 million) from RMB5.57 billion in the same period of 2021. The decrease was primarily due to decrease in revenue sharing fees and agency fees resulting from decrease in revenues from social entertainment services and advertising services on a year over year basis.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2022 decreased by 15.3% to RMB2.06 billion (US$308 million) from RMB2.44 billion in the same period of 2021. Gross margin for the second quarter of 2022 slightly decreased by 0.5% to 29.9% from 30.4% in the same period of 2021. This decrease in gross margin was primarily because the decrease in our total revenues outpaced the decrease in our total cost of revenues as some of them remained fixed in nature. We are taking measures to manage costs effectively and improve overall efficiency.

Operating Expenses for the Period

Total operating expenses for the second quarter of 2022 decreased by 15.5% to RMB1.42 billion (US$212 million) from RMB1.68 billion in the same period of 2021. Operating expenses as a percentage of total revenues decreased by 0.4% to 20.5% in the second quarter of 2022 from 20.9% in the same period of 2021. After excluding the impact from the expenses related to our application for secondary listing, operating expenses as a percentage of total revenues would have decreased by 1% year-over-year.

•	Selling and marketing expenses were RMB303 million (US$45 million), representing a decrease of 54.7% year-over-year from RMB669 million in the same period of 2021. This decrease was primarily due to effective control over marketing expenses and optimization of the overall promotion structure to improve operating efficiency. Our selling and marketing expenses also decreased sequentially as a result of the improvement of external promotion channels’ efficiency and better utilization of internal traffic to attract users and promote our brand.

•	General and administrative expenses were RMB1.11 billion (US$166 million), representing an increase of 10.5% year-over-year from RMB1.01 billion in the same period of 2021. After excluding the impact from the expenses related to our application for secondary listing, general and administrative expenses would have increased by 6.2% year-over-year. The increase was mainly due to increased investment in research and development to expand our competitive advantages in product and technology innovations.

Operating Profit for the Period

Operating profit was RMB1.05 billion (US$156 million) in the second quarter of 2022, compared to an operating profit of RMB1.04 billion in the same period of 2021.

Income Tax Expenses

Effective tax rate in the second quarter of 2022 was 12.2%, compared to 11.5% in the same period of 2021. The increase in effective tax rate was mainly because some of our entities were entitled to different tax benefits in 2021 and 2022.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company for the second quarter of 2022 was RMB856 million (US$128 million), compared to a net profit of RMB827 million in the same period of 2021. Non-IFRS net profit attributable to equity holders of the Company was RMB1.03 billion (US$154 million) for the second quarter of 2022, compared to RMB1.12 billion in the same period of 2021. Please refer to the section in this press release titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.53 (US$0.08) and RMB0.53(US$0.08), respectively, for the second quarter of 2022. Non-IFRS basic and diluted earnings per ADS were RMB0.64 (US$0.10) and RMB0.63 (US$0.09), respectively, for the second quarter of 2022. During the second quarter of 2022, the Company had weighted averages of 1.61 billion basic and 1.62 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of June 30, 2022, the combined balance of the Company's cash, cash equivalents, term deposits and short-term investments amounted to RMB25.80 billion (US$3.85 billion), compared to RMB25.93 billion as of March 31, 2022. During the three months ended June 30, 2022, net cash generated from operations was RMB1.24 billion (US$185 million) and cash used in share repurchases was RMB969 million (US$145 million). We also incurred a net cash outflow of RMB497 million (US$74 million) for acquisition of shares in various subsidiaries and associates. Such combined balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.6981 to 1 on June 30, 2022.

Share Repurchase Program

Pursuant to the US$1 billion 2021 Share Repurchase Program announced on March 28, 2021, as of June 30, 2022, we have repurchased approximately 86.8 million ADSs from the open market with cash for a total consideration of approximately US$735 million.

Conference Call Information

TME's management will hold a conference call on Monday, August 15, 2022, at 8:00 P.M. Eastern Time or 8:00 A.M. Beijing Time on Tuesday, August 16, 2022, to discuss its financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317 -6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	6831525

The replay will be accessible through August 22, 2022, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	2652958

A live and archived webcast of the conference call will also be available on the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended June 30			Six Months Ended June 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	2,950	2,878	430	5,699	5,494	820
Social entertainment services and others	5,058	4,027	601	10,133	8,055	1,203
	8,008	6,905	1,031	15,832	13,549	2,023
Cost of revenues	(5,571)	(4,842)	(723)	(10,929)	(9,626)	(1,437)
Gross profit	2,437	2,063	308	4,903	3,923	586

Selling and marketing expenses	(669)	(303)	(45)	(1,341)	(633)	(95)
General and administrative expenses	(1,008)	(1,114)	(166)	(1,891)	(2,126)	(317)
Total operating expenses	(1,677)	(1,417)	(212)	(3,232)	(2,759)	(412)
Interest income	123	151	23	277	301	45
Other gains, net	152	248	37	251	329	49
Operating profit	1,035	1,045	156	2,199	1,794	268

Share of net (loss)/profit of investments accounted for using equity method	(22)	(6)	(1)	(49)	14	2
Finance cost	(29)	(23)	(3)	(60)	(53)	(8)
Profit before income tax	984	1,016	152	2,090	1,755	262

Income tax expense	(113)	(124)	(19)	(240)	(214)	(32)
Profit for the period	871	892	133	1,850	1,541	230

Attributable to:
Equity holders of the Company	827	856	128	1,753	1,465	219
Non-controlling interests	44	36	5	97	76	11

Earnings per share for Class A and Class B ordinary shares
Basic	0.25	0.27	0.04	0.52	0.45	0.07
Diluted	0.24	0.26	0.04	0.52	0.45	0.07

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.49	0.53	0.08	1.05	0.90	0.13
Diluted	0.49	0.53	0.08	1.03	0.90	0.13

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,342,313,643	3,226,303,011	3,226,303,011	3,348,467,092	3,249,655,648	3,249,655,648
Diluted	3,375,732,279	3,248,584,128	3,248,584,128	3,388,178,977	3,272,858,914	3,272,858,914

ADS used in earnings per ADS computation
Basic	1,671,156,821	1,613,151,506	1,613,151,506	1,674,233,546	1,624,827,824	1,624,827,824
Diluted	1,687,866,139	1,624,292,064	1,624,292,064	1,694,089,489	1,636,429,457	1,636,429,457

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended June 30			Six Months Ended June 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	871	892	133	1,850	1,541	230
Adjustments:					-
Amortization of intangible and other assets arising from acquisitions*	120	121	18	230	242	36
Share-based compensation	187	226	34	349	430	64
Losses/(gains) from investments**	16	(139)	(21)	37	(141)	(21)
Income tax effects***	(33)	(35)	(5)	(70)	(68)	(10)
Non-IFRS Net Profit	1,161	1,065	159	2,396	2,004	299
					14.8%
Attributable to:
Equity holders of the Company	1,117	1,029	154	2,299	1,928	288
Non-controlling interests	44	36	5	97	76	11

Earnings per share for Class A and Class B ordinary shares
Basic	0.33	0.32	0.05	0.69	0.59	0.09
Diluted	0.33	0.32	0.05	0.68	0.59	0.09

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.67	0.64	0.10	1.37	1.19	0.18
Diluted	0.66	0.63	0.09	1.36	1.18	0.18

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,342,313,643	3,226,303,011	3,226,303,011	3,348,467,092	3,249,655,648	3,249,655,648
Diluted	3,375,732,279	3,248,584,128	3,248,584,128	3,388,178,977	3,272,858,914	3,272,858,914

ADS used in earnings per ADS computation
Basic	1,671,156,821	1,613,151,506	1,613,151,506	1,674,233,546	1,624,827,824	1,624,827,824
Diluted	1,687,866,139	1,624,292,064	1,624,292,064	1,694,089,489	1,636,429,457	1,636,429,457

* Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions
** Including the net losses/gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments
*** Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2021	As at June 30, 2022
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	243	268	40
Land use rights	1,495	2,517	376
Right-of-use assets	283	465	69
Intangible assets	2,829	2,751	411
Goodwill	19,121	19,493	2,910
Investments accounted for using equity method	3,599	4,117	615
Financial assets at fair value through other comprehensive income	7,302	3,240	484
Other investments	199	285	43
Prepayments, deposits and other assets	743	622	93
Deferred tax assets	346	399	60
Term deposits	4,303	4,433	662
	40,463	38,590	5,761

Current assets
Inventories	24	23	3
Accounts receivable	3,610	2,898	433
Prepayments, deposits and other assets	2,731	3,398	507
Other investments	37	37	6
Short-term investments	1,029	1,116	167
Term deposits	12,769	10,202	1,523
Cash and cash equivalents	6,591	10,044	1,500
	26,791	27,718	4,138

Total assets	67,254	66,308	9,900

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,238	36,379	5,431
Shares held for share award schemes	(183)	(193)	(29)
Treasury shares	(3,660)	(4,631)	(691)
Other reserves	3,726	22	3
Retained earnings	14,194	15,659	2,338
	50,317	47,238	7,052
Non-controlling interests	738	1,038	155

Total equity	51,055	48,276	7,207

LIABILITIES
Non-current liabilities
Notes payables	5,062	5,331	796
Accounts payable	93	48	7
Other payables and other liabilities	32	14	2
Deferred tax liabilities	271	250	37
Lease liabilities	205	378	56
Deferred revenue	86	110	16
	5,749	6,131	915

Current liabilities
Accounts payable	4,329	5,738	857
Other payables and other liabilities	3,832	3,787	565
Current tax liabilities	363	393	59
Lease liabilities	92	88	13
Deferred revenue	1,834	1,895	283
	10,450	11,901	1,777

Total liabilities	16,199	18,032	2,692

Total equity and liabilities	67,254	66,308	9,900

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30			Six Months Ended June 30
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	944	1,241	185	2,822	3,735	558
Net cash (used in)/provided by investing activities	(2,921)	1,234	184	(5,303)	905	135
Net cash used in financing activities	(1,401)	(973)	(145)	(1,773)	(1,368)	(204)
Net (decrease)/increase in cash and cash equivalents	(3,378)	1,502	224	(4,254)	3,272	488
Cash and cash equivalents at beginning of the period	10,274	8,353	1,247	11,128	6,591	984
Exchange differences on cash and cash equivalents	(74)	189	28	(52)	181	27
Cash and cash equivalents at end of the period	6,822	10,044	1,500	6,822	10,044	1,500